April 17, 2020

Paul Davis
Director
XRAY-TWOLF HoldCo Corporation
3025 Orchard Parkway
San Jose, California 95134

       Re: XRAY-TWOLF HoldCo Corporation
           Amendment No. 2 to Registration Statement on Form S-4
           Filed April 13, 2020
           File No. 333-236492

Dear Mr. Davis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2020 letter.

Amendment No. 2 to Form S-4 filed April 13, 2020

General

1. We note that the proxy statement/prospectus is missing information such as the number of shares of Xperi and TiVo common stock outstanding on the record date, the percentages held by directors and officers, the per share market price on page 26, and information about the HoldCo capital and preferred stock. Please include this information, and any other missing information, in a pre-effective amendment.
 Paul Davis
FirstName LastNamePaulCorporation
XRAY-TWOLF HoldCo Davis
Comapany NameXRAY-TWOLF HoldCo Corporation
April 17, 2020
Page 17,
April 2 2020 Page 2
FirstName LastName
The amended and restated certificate of incorporation of HoldCo contains forum limitations, page 42

2. We note your response to comment 1 and your disclosure on pages 191 and 208 that the exclusive forum provision does not apply to actions arising under the Exchange Act "at this time". Please clarify what you mean by the words "at this time". Also, please ensure that the governing documents state that the exclusive forum provision does not apply to actions arising under the Exchange Act clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange
         Act.
       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing